FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐  No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NBG Group: 9M 2012 results

Tender offer to acquire all ordinary registered shares of Eurobank:

•                    Creation of an enlarged banking group with greater stability and viability, and well positioned to contribute to financing the recovery of the Greek economy.

•                    The combined banking group will be the dominant player in the Greek market, with a strong footprint in Turkey and SE Europe.

•                    Estimates indicate that the new combined group will achieve annual pre-tax synergies in the order of €570–630 million by the end of 2015.

Capital adequacy:

•                    The pro-forma Total CAR stands at 11.9% following the prepayment, against a capital increase, of €9.7 billion from the Financial Stability Fund under the recapitalization program for Greek banks (€7.4 billion in May and €2.3 billion in December)

•                    Accordingly, the pro-forma Core Tier I stands at 10.3%

NBG’s capital strengthening:

•                    Further 3% yoy reduction in operating expenses at Group level, mainly due to the reduction in operating expenses in Greece and SE Europe by 7% and 10% respectively in the same period, consolidating the trend of the past years (total reduction of 17% and 14% respectively vis-a-vis 9M.09).

Fortifying the balance sheet:

•                    Provision charges at Group level stand at €1,872 million (up 43% yoy), reflecting the substantial increase in loan impairments in Greece as a result of the protracted recession and the Bank’s conservative provisioning policy.

•                    Provision coverage ratio (+90 dpd) at the high level of 53% for the Group, and 51% in Greece (the highest level among Greek banks).

Healthy liquidity:

•                    Finansbank’s loan-to-deposit ratio stood at 120%, up 5 pps yoy, before taking into account the issue of retail bonds worth TL 2 billion and continued credit expansion.

•                    In November, Finansbank raised capital totalling USD188 million and €212 million at a cost of Libor/Euribor +1.35% through a syndicated loan, while it also issued eurobonds amounting to USD350 million (paying a coupon of 5.15%), despite the increase in supply of such debt securities from other banks in the Turkish market, implying that FB is able to tap a broad liquidity base.

•                    The loan-to-deposit ratio in Greece remains at healthy levels (108%), while deposits have stabilized over the past four months as a result of reduced uncertainty.

•                    Further improvement in the loan-to-deposit ratio in SE Europe to 120%, down by 18 pps yoy.

•                    €1.4 billion reduction in the funding gap of the Group’s SE Europe units over the past two years.

Financial results:

•                    Losses of €2,454 million, mainly due to the negative impact of non recurring non-operating sources, including negative trading income in Greece and additional impairments as a result of the PSI as well as further provisions for Greek state loans.

•                    Operating income impacted adversely by continued high provisions, and by the reduction in NII as a result of deleveraging in Greece and SE Europe, the increase in exposure to ELA high cost funding, bond income compression due to PSI+, and contraction of deposit spreads as benchmark rates decline.

•                    Substantial contribution of €400 million by Finansbank to 9M.12 net profit, up 38% on an annual basis on a constant exchange rate. Significant contribution to Finansbank’s performance in Q4.12 is expected from the sale of 51% of Finans Pension. The total anticipated profit is expected to be at least €137 million.

•                    In SE Europe, results adversely affected by ongoing deleveraging in the loan book, higher funding costs, and increased loan provisions.

The Group’s 9M.2012 results were impacted by the deep recession, economic uncertainty and the ongoing painful fiscal consolidation of the country, with consequent repercussions on individuals and businesses in respect of their ability to continue servicing their loan repayments as well as write-downs in Greek Government assets. Against this stressed environment, our efforts focused on fortifying our balance sheet by carrying out provisions of circa €1.9 billion in the nine months of the year, of which €1.5 billion relates to Greece, defending our key sources of liquidity, and curtailing operating costs—achieving a reduction of 7% in Greece and 10% in SE Europe.

A critical point in the current conjuncture is the issue of the recapitalization of banks post-PSI. The recapitalization framework allows for the continuation of the private nature of banks. But it requires the existence of sufficient incentives to raise substantial amounts of private capital at a time when the economic environment, although improved, still remains severely stressed.

A crucial role in creating a more optimistic climate was played by the successful agreement reached with the Troika in December. In line with this development, and consistent with our position that the restoration of sovereign debt sustainability contributes to enhancing confidence in the economy, removing uncertainty, and a faster exit from the crisis, we participated in the sovereign debt buyback program, offering the entire pool of eligible Greek Government bonds held by NBG.

In the coming quarters NBG will continue to deal with significant challenges, including the merger with Eurobank.  In proceeding with the acquisition of the shares of Eurobank, NBG is today taking decisive steps and playing a key role in the redrawing of the Greek banking map. It is our strong belief that the merger with one of the largest financial institutions in the country complements the Group’s business activity, strengthens its domestic and international position, and enhances the efficient operation and stability of the Greek banking system.

The Eurogroup’s decision to disburse funding to Greece is tangible evidence of the commitment of our European partners to supporting Greece’s future within the euro area and the conviction that the Greek sovereign debt has been rendered sustainable. Greece’s strict adherence to the implementation of structural reforms and privatizations, combined with the unprecedented inflow of liquidity, will offer a new outlook for the economy and provide crucial support to the country’s effort to kick start growth.

Athens, 21 December 2012

Alexandros Tourkolias

Chief Executive Officer

The Group’s losses in 9M.12 amounted to €2,454 million. This result reflects mainly the impact of non recurring non-operating sources, particularly the negative performance of trading income mainly in Greece (losses: €621 million, mostly due to the credit value adjustment of derivatives (CVA) and the fair value losses on hedging positions, both these factors fluctuating strongly from one quarter to the next). Moreover, losses were compounded by write-downs totalling some €1,227 million mainly due to the Greek Government bonds and loans exchanged under the PSI, as well as write-downs in non-PSI Government loans. Actual operating results were adversely affected by the continued high provisions for loan impairments due to the extremely harsh economic climate in Greece, as well as the reduction in interest income largely as a result of the significantly higher cost of raising funds through the Eurosystem.

In response to this difficult period for the Greek economy, the Group has planned and implemented a series of measures designed to adjust its business model in line with current economic conditions. Specifically, we strengthened our capital position by buying back covered bonds and hybrid securities (€302 million); also, the Group sold 51% of the insurance arm of Finansbank, the impact of which will be reflected in the Q4.12 financial statements and it is expected to be at least €137 million. In addition, we have strengthened our balance sheet with higher provisions (€1,872 million); and we have continued to make significant reductions in our operating expenses in Greece and SE Europe.

Our cost-cutting efforts in Greece deserve special note: operating expenses in Greece declined by 7% yoy, while the total reduction is in the order of 17%, or circa €200 million, compared with operating expenses in 9M.2009. Likewise, in SE Europe1 operating expenses were reduced by 10%, consolidating the trend of the previous years (total reduction of 14% compared with operating expenses in 9M.2009). In addition, growth in operating expenses in Turkey was contained at levels close to inflation, despite the increase in business which led to an impressive strengthening of income by 28% on an annual basis.

The stabilization of our deposit base in Greece is also worth noting. In Q3.12 the level of deposits remained unchanged qoq at €36.7 billion, reflecting the return of trust among Greek depositors.

The successful implementation of our strategy to enhance the liquidity of the Group’s subsidiaries abroad is underscored primarily by the €1.4 billion reduction of the funding gap of the Group’s SE Europe units over the course of the past two years, as well as by the continued growth in deposits in Turkey, which were up by 4% on an annual basis. Moreover, Finansbank’s access to global markets improved and continues on particularly favourable terms. In November, Finansbank raised a total of USD188 million and €212 million at a cost of Libor/Euribor +1.35% through a syndicated loan, while it also successfully issued eurobonds totalling USD350 million (paying a 5.15% coupon), despite the increase in supply of such debt securities from other Turkish banks in the market.

At the end of 9M.12, the loan-to-deposit ratio for the Group as a whole stood at the robust levels of 114%, and 108% for Greece in particular, despite the cumulative decline in

(1)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

deposits in Greece (circa 28%) since the end of 2010.

NBG Group’s pro forma Total CAR stands at 11.9%, while the pro-forma Core Tier I2 ratio stands at 10.3% following the prepayment, against a capital increase, by the Financial Stability Fund of €7.4 billion in May and €2.3 billion in December.

Greece: The protracted recession pushes up loan impairments and reduces earnings

The economic climate in Greece continues to be severely stressed (GDP contracted by 6.9% on an annual basis in Q3.12, and by 20% since 2008), thus leading to substantial deterioration in the quality of banks’ loan books.

The Group’s ratio of +90 dpds to total loans stood at 18%. In Greece, the ratio stood at 21.9% compared with 13% at end 2011. On the other hand, in Turkey, which continued to post healthy economic growth, the +90 dpd ratio increased marginally to 5.2% from 4.8% in 2011. In spite of the sluggish recovery in SE Europe, held back by the ongoing euro area crisis, the rate of deterioration in banks’ asset quality throughout the region shows signs of stabilization.

Provisions in 9M.12 (€1,503 million) posted an increase of 40% yoy. As a result of the Bank’s conservative provisions policy, the +90 dpd coverage ratio reached the high levels of 51% in Greece and 53% Group-wide, before, of course, taking into consideration the various forms of associated collateral.

Net interest income (€1,424 million) posted a significant decline in 9M.12, down by 26% on an annual basis. The Bank’s increased tapping of high cost funding through the ELA facility pushed up the cost of funding. Funding costs should decline as the Bank regains access to the ECB, following the release of the economic support package to Greece, and the recapitalization of banks. In addition, low euro interest base rates have significantly reduced the benefit gained by the Bank in previous years from sight and savings deposits. This benefit should increase once again with the future rise in ECB rates. NII was adversely impacted by the Bank’s participation in the PSI, which led to a reduction in the volume of bonds that it holds as well as the associated coupon rate, plus contraction in the loan book by 14% on an annual basis (after provisions), as a direct consequence of the stressed economic climate in Greece.

(2)  As defined by the EBA.

Finansbank: Sustained strong profitability combined with dynamic growth

In the first nine months of 2012, the net profit of Finansbank grew by 38% yoy to TL924 million (€400 million) due to the strong positive performance posted by net interest income and net commissions.

The dynamic performance of the Turkish economy —reflected also by its recent upgrade by Fitch Ratings to “investment grade”— engenders expectations for continued growth of Finansbank’s activities and results. Specifically:

•                  Turkey’s net interest income grew by a substantial 34% yoy in 9M.12 to TL2,094 million (€908 million), as a result of repricing policy vis-à-vis the loan book and the lower cost of funding. This performance ranks Finansbank first among Turkish banks in terms of the level of net interest margin, which, it may be noted, is not dependent on highly variable sources of income such as valuations of debt securities. It is significant that commissions income increased by 33% on an annual basis, to 1/3 of NII.

•                  The growth in operating costs (up 10% yoy) was restrained considering the high level of inflation in Turkey while it also incorporated Finansbank’s branch network expansion. Finansbank’s efficiency ratio (cost/income) stood at the impressive level of 43% at the end of the period under review.

In 9M.12, Finansbank’s total lending amounted to TL40.9 billion (€17.6 billion), up by 11% since end-2011. Despite the growth in lending activity, the bank’s Capital Adequacy Ratio (CAR) stood at 17.5%, the highest level among its peers, while estimates indicate that it would have been at least 50 bps higher if the benefit deriving from the sale of 51% of the insurance subsidiary in Turkey in Q4.12 was also included.

In the same period, +90 dpd loans increased to 5.2% of the total loan book. Moreover, the cost of risk moved to 160 bps in 9M.12, up by 66 bps yoy, in conjunction with an increase in the already high coverage ratio to 80%, compared with 75% in 9M.11.

As a result of the bank’s strategy to widen its deposit base, deposits grew by 4% yoy. At the end of 9M.12, the bank’s loan-to-deposit ratio stood at 120%, up marginally by 5 pps on an annual basis, before taking into account the issue of retail bonds worth TL 2 billion. In addition, in November, Finansbank raised USD188 million and €212 million at a cost of Libor/Euribor +1.35% in the form of a syndicated loan, while also successfully issued eurobonds worth USD350 million (with a 5.15% coupon), despite the increased supply of such debt securities from other Turkish banks in the market. The success of these fund raising exercises reflects the broad liquidity base that Finansbank is able to tap.

SE Europe: Harsh economic climate and deleveraging hit bottom line

Ongoing deleveraging in SE Europe pushed total lending down by 9% yoy to €6.5 billion and, coupled with the 2% increase in deposits over the same period, contributed to a further improvement in the Group’s loan-to-deposit ratio by 18 bps on an annual basis. In addition, by the end of Q3 the funding gap of the Group’s units in the region was closed.

The downward trend in operating costs over the past years was sustained in 9M.12, posting a reduction of 10% on an annual basis. Pre-provision profit declined 32% to €92 million, from €136 million in 9M.11.

The rate of change in asset quality in SE Europe shows signs of stabilization, despite the adverse macroeconomic environment, while the cost of risk for the nine months in 2012 increased to 297 bps.

Voluntary tender offer by NBG for all registered shares of Eurobank

Meeting the challenges that both the Greek economy and the domestic banking system are facing, NBG’s management submitted a voluntary tender offer (VTO) to acquire all registered shares of EFG Eurobank Ergasias S.A. This strategic move will serve to accelerate the consolidation of the Greek banking system by creating a key pillar of stabilization and financing for the Greek economy.

NBG is offering to exchange 58 new ordinary registered shares of a new nominal value of €1 each, to be listed on the ATHEX, for every 100 Eurobank shares. The completion of the VTO is subject to supervisory and corporate approvals, while it received the approval of NBG’s Extraordinary General Meeting of Shareholders on 23 November. Note that the VTO and the shares issued pursuant to the offer may not be offered, sold, resold or delivered, directly or indirectly, within or to the United States. Once all Eurobank shares have been acquired, current NBG shareholders and current Eurobank shareholders will be represented in the new NBG’s share capital at a ratio of 75% and 25%, respectively.

The support of certain key shareholders of Eurobank provides strong momentum to the VTO. In particular, shareholders with a 43.6% shareholding have committed through separate commitments to tender their shares in the VTO.

The combined Group will have a firm footprint in the region

The combined banking group will have a strong footprint in the Greek market and a strong presence in Turkey and the SE Europe. In particular, the enlarged NBG Group will have, on the basis of the consolidated financial statements of NBG and Eurobank as at 31 March 2012, total assets of €177.7 billion, total loans of €109.7 billion and deposits of €87.9 billion.

Compelling strategic rationale

The strategic rationale for the VTO is compelling, as the combined entity:

•                  will create an enlarged banking group with greater stability and viability able both to contribute to financing the recovery of the Greek economy and help restore confidence in the Greek financial system;

•                  in SE Europe, the combined product, distribution and balance sheet capabilities will enable the new banking group to better service customer needs across the region;

•                  should achieve high synergy potential and value creation through a responsible integration plan that combines the best of both institutions; and

•                  is expected to provide a materially improved exit path from the Hellenic Financial Stability Fund over the coming years.

Synergies

It is estimated that the combined group will achieve annual pre-tax synergies in the order of €570—630 million by end 2015.

Participation in the GGB buyback program and Recapitalization of the Group

At its meeting on 7 December, the Board of NBG unanimously decided in favour of the Bank’s participation in the bond buyback program arranged by the Public Debt Management Agency on behalf of the Hellenic Republic, as the Board deemed such participation to be of benefit to the Bank, while it also reflects the ongoing support of the Bank for the country’s endeavour to exit the crisis. Under the bond exchange program, bonds of a nominal value of €4.4 billion were offered and in return the Bank received 6-month EFSF notes worth €1.5 billion (average exchange price: 33.96%). The exchange generated profit before tax, compared to September 2012 balances, of €314 million, strengthening the Group’s regulatory capital by the same amount.

The Group’s pro forma Total CAR stands at 11.9% and the pro forma Core Tier I2 at 10.3% following the prepayment, against a capital increase, by the Financial Stability Fund of €7.4 billion in May and €2.3 billion in December, the expected recognition of deferred tax, and the positive €314 million impact deriving from the Bank’s participation in the GGB exchange program.

Appendix

€ millions	Sep 2012	Sep 2011	Δ

Profit and loss
Group net profit	-2 454	-1 346	+82%
Greece	-2 799	-1 656	+69%
Turkey	400	293	+38	%*
SE Europe	-38	16	—

Core revenues
Group	3 033	3 360	-10%
Greece	1 494	2 059	-27%
Turkey	1 238	934	+32%
SE Europe	249	319	-22%

Operating expenses
Group	1 698	1 752	-3%
Greece	977	1 051	-7%
Turkey	522	482	+8%
SE Europe	166	184	-10%

Balance sheet
Total assets	103 101	115 499	-11%
Loans	70 618	73 233	-4%
Deposits	55 709	60 668	-8%

Ratios
Core Tier I2 (pro-forma)	10.3%	9.5%	+0.8%
Loans : deposits	114	111%	+2%
Net interest margin (bps)	380	366	+15	bps

* on a constant exchange rate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Alexandros Tourkolias

(Registrant)

Date: December 21st, 2012
Chief Executive Officer